UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

2 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 2 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/06/2025	426,488	£24.8500	£24.4450	£24.6990	LSE	GBP
02/06/2025	132,159	£24.8500	£24.4500	£24.6990	Chi-X (CXE)	GBP
02/06/2025	76,353	£24.8450	£24.4800	£24.6987	BATS (BXE)	GBP
02/06/2025	389,942	€29.6000	€29.1450	€29.4380	XAMS	EUR
02/06/2025	191,395	€29.6000	€29.1650	€29.4461	CBOE DXE	EUR
02/06/2025	53,663	€29.6000	€29.2050	€29.4249	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 02 (https://ml-eu.globenewswire.com/Resource/Download/b810b2b0-b785-4a7c-8a8b-aad118d056fe)

Transaction in Own Shares

3 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 3 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/06/2025	460,700	£25.0550	£24.6600	£24.8229	LSE	GBP
03/06/2025	124,809	£25.0450	£24.6650	£24.8236	Chi-X (CXE)	GBP
03/06/2025	94,491	£25.0550	£24.6650	£24.8169	BATS (BXE)	GBP
03/06/2025	404,063	€29.9200	€29.3600	€29.5669	XAMS	EUR
03/06/2025	149,267	€29.9200	€29.3600	€29.5743	CBOE DXE	EUR
03/06/2025	56,670	€29.7500	€29.3600	€29.5144	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 03 (https://ml-eu.globenewswire.com/Resource/Download/ccd4cc19-8e3f-4f8b-81e3-cb04f2fa48a1)

Transaction in Own Shares

4 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 4 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/06/2025	827,873	£25.1150	£24.7650	£24.9538	LSE	GBP
04/06/2025	164,764	£25.1100	£24.8000	£25.0042	Chi-X (CXE)	GBP
04/06/2025	107,363	£25.1050	£24.9450	£25.0151	BATS (BXE)	GBP
04/06/2025	695,030	€30.0150	€29.5550	€29.8052	XAMS	EUR
04/06/2025	250,750	€30.0150	€29.5550	€29.8585	CBOE DXE	EUR
04/06/2025	54,220	€30.0050	€29.8050	€29.8708	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 04 (https://ml-eu.globenewswire.com/Resource/Download/4c1169f7-50f7-4702-a4fa-10c2969c398c)

Transaction in Own Shares

5 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 5 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/06/2025	524,769	£24.9850	£24.7250	£24.8603	LSE	GBP
05/06/2025	182,511	£24.9900	£24.7250	£24.8520	Chi-X (CXE)	GBP
05/06/2025	102,720	£24.9850	£24.7300	£24.8686	BATS (BXE)	GBP
05/06/2025	515,433	€29.8350	€29.4350	€29.6339	XAMS	EUR
05/06/2025	296,768	€29.8300	€29.4350	€29.6427	CBOE DXE	EUR
05/06/2025	52,799	€29.8100	€29.4700	€29.7364	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 05 (https://ml-eu.globenewswire.com/Resource/Download/d28e17f2-979f-4492-9368-7bdd8a794851)

Transaction in Own Shares

6 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 6 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/06/2025	463,630	£25.0750	£24.8650	£24.9528	LSE	GBP
06/06/2025	144,960	£25.0750	£24.8600	£24.9591	Chi-X (CXE)	GBP
06/06/2025	96,410	£25.0750	£24.8700	£24.9535	BATS (BXE)	GBP
06/06/2025	415,148	€29.9150	€29.5950	€29.7411	XAMS	EUR
06/06/2025	213,319	€29.9150	€29.5950	€29.7239	CBOE DXE	EUR
06/06/2025	51,533	€29.8950	€29.6000	€29.7315	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 06 (https://ml-eu.globenewswire.com/Resource/Download/fd352df6-a926-4752-a657-ee6647ea01ca)

Transaction in Own Shares

9 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 9 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/06/2025	648,494	£25.1350	£24.8150	£25.0212	LSE	GBP
09/06/2025	156,755	£25.1300	£24.8150	£25.0110	Chi-X (CXE)	GBP
09/06/2025	99,751	£25.1300	£24.8400	£25.0647	BATS (BXE)	GBP
09/06/2025	541,710	€29.9850	€29.6050	€29.8583	XAMS	EUR
09/06/2025	242,292	€29.9850	€29.5950	€29.8433	CBOE DXE	EUR
09/06/2025	50,998	€29.9850	€29.8100	€29.9037	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 09 (https://ml-eu.globenewswire.com/Resource/Download/59ba6eef-ee6d-437c-b0bb-82a7f0953e49)

Transaction in Own Shares

10 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 10 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/06/2025	146,011	£25.7500	£25.2200	£25.5158	LSE	GBP
10/06/2025	35,631	£25.7500	£25.2600	£25.5323	Chi-X (CXE)	GBP
10/06/2025	20,358	£25.7450	£25.3050	£25.5318	BATS (BXE)	GBP
10/06/2025	136,520	€30.5650	€30.0150	€30.2923	XAMS	EUR
10/06/2025	100,587	€30.5650	€30.0150	€30.3165	CBOE DXE	EUR
10/06/2025	27,893	€30.5450	€30.0250	€30.3260	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 10 (https://ml-eu.globenewswire.com/Resource/Download/60663212-a8e1-495f-aa47-e24073d55381)

Transaction in Own Shares

11 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 11 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/06/2025	530,431	£25.9700	£25.7900	£25.8649	LSE	GBP
11/06/2025	134,503	£25.9700	£25.7900	£25.8628	Chi-X (CXE)	GBP
11/06/2025	95,066	£25.9700	£25.7950	£25.8945	BATS (BXE)	GBP
11/06/2025	452,119	€30.8000	€30.5600	€30.6730	XAMS	EUR
11/06/2025	289,254	€30.8050	€30.5550	€30.6630	CBOE DXE	EUR
11/06/2025	48,627	€30.7950	€30.5850	€30.7164	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 11 (https://ml-eu.globenewswire.com/Resource/Download/611d84ad-d4e2-4483-8210-036254ac525c)

Transaction in Own Shares

12 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 12 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/06/2025	440,806	£26.1400	£25.9450	£26.0634	LSE	GBP
12/06/2025	84,018	£26.1400	£25.9450	£26.0604	Chi-X (CXE)	GBP
12/06/2025	47,176	£26.1400	£25.9650	£26.0557	BATS (BXE)	GBP
12/06/2025	373,634	€30.9500	€30.6200	€30.7610	XAMS	EUR
12/06/2025	224,006	€30.8800	€30.6250	€30.7524	CBOE DXE	EUR
12/06/2025	48,360	€30.8700	€30.6450	€30.7365	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 12 (https://ml-eu.globenewswire.com/Resource/Download/6db8c283-44e1-4f4c-8edd-70d58c0f8df2)

Transaction in Own Shares

13 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 13 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/06/2025	548,032	£26.9950	£26.1850	£26.4585	LSE	GBP
13/06/2025	106,312	£26.7350	£26.1900	£26.3975	Chi-X (CXE)	GBP
13/06/2025	47,656	£26.7350	£26.1900	£26.3672	BATS (BXE)	GBP
13/06/2025	521,428	€31.8000	€30.9400	€31.2709	XAMS	EUR
13/06/2025	130,720	€31.7500	€30.9600	€31.1872	CBOE DXE	EUR
13/06/2025	17,852	€31.5450	€31.0000	€31.1994	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 13 (https://ml-eu.globenewswire.com/Resource/Download/9fdec169-cc86-4d2d-9e8f-f516f0006e31)

Transaction in Own Shares

16 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 16 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/06/2025	636,698	£26.7150	£26.1450	£26.3856	LSE	GBP
16/06/2025	175,257	£26.7100	£26.1400	£26.5615	Chi-X (CXE)	GBP
16/06/2025	98,045	£26.7100	£26.1450	£26.4044	BATS (BXE)	GBP
16/06/2025	544,028	€31.5400	€30.8500	€31.1740	XAMS	EUR
16/06/2025	304,756	€31.5400	€30.8450	€31.1740	CBOE DXE	EUR
16/06/2025	45,216	€31.5250	€30.8550	€31.3201	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 16 (https://ml-eu.globenewswire.com/Resource/Download/b4e772a5-a57d-4457-b6ba-69204bbb01d8)

Transaction in Own Shares

17 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 17 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/06/2025	440,626	£26.6650	£26.2100	£26.5492	LSE	GBP
17/06/2025	68,597	£26.6550	£26.3000	£26.5674	Chi-X (CXE)	GBP
17/06/2025	53,777	£26.6650	£26.2650	£26.5731	BATS (BXE)	GBP
17/06/2025	322,092	€31.4200	€30.9300	€31.3039	XAMS	EUR
17/06/2025	172,300	€31.4150	€30.9750	€31.3076	CBOE DXE	EUR
17/06/2025	37,608	€31.4150	€31.1200	€31.3337	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 17 (https://ml-eu.globenewswire.com/Resource/Download/92b362e0-fa9e-4f78-8e4a-698457e7e523)

Transaction in Own Shares

18 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 18 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/06/2025	605,359	£26.8750	£26.5850	£26.6944	LSE	GBP
18/06/2025	149,028	£26.8650	£26.5750	£26.6914	Chi-X (CXE)	GBP
18/06/2025	98,613	£26.8650	£26.5850	£26.7127	BATS (BXE)	GBP
18/06/2025	561,174	€31.6100	€31.2300	€31.3935	XAMS	EUR
18/06/2025	294,984	€31.6100	€31.2300	€31.3923	CBOE DXE	EUR
18/06/2025	43,842	€31.5050	€31.3400	€31.4209	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 18 (https://ml-eu.globenewswire.com/Resource/Download/6f23b623-bfa0-4c78-9c89-369642c126f5)

Transaction in Own Shares

19 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 19 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/06/2025	394,246	£27.0250	£26.8100	£26.9310	LSE	GBP
19/06/2025	97,737	£27.0250	£26.8100	£26.9260	Chi-X (CXE)	GBP
19/06/2025	86,017	£27.0200	£26.8100	£26.9293	BATS (BXE)	GBP
19/06/2025	306,708	€31.8100	€31.5050	€31.6593	XAMS	EUR
19/06/2025	139,418	€31.8100	€31.5300	€31.6585	CBOE DXE	EUR
19/06/2025	40,874	€31.8050	€31.5300	€31.6513	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 19 (https://ml-eu.globenewswire.com/Resource/Download/497c8cd0-54f3-44d6-af50-c29fa1b42ab2)

Transaction in Own Shares

20 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 20 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/06/2025	798,230	£26.9300	£26.5400	£26.8019	LSE	GBP
20/06/2025	174,698	£26.9300	£26.5450	£26.8186	Chi-X (CXE)	GBP
20/06/2025	97,072	£26.9150	£26.5650	£26.7986	BATS (BXE)	GBP
20/06/2025	697,001	€31.6950	€31.2400	€31.5418	XAMS	EUR
20/06/2025	310,615	€31.6950	€31.2400	€31.5422	CBOE DXE	EUR
20/06/2025	42,384	€31.6850	€31.3250	€31.5480	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 20 (https://ml-eu.globenewswire.com/Resource/Download/7e85f4ad-ef2c-4654-9169-16617b121a76)

Transaction in Own Shares

23 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 23 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/06/2025	572,118	£27.1650	£26.8300	£26.9648	LSE	GBP
23/06/2025	140,130	£27.1500	£26.8300	£26.9689	Chi-X (CXE)	GBP
23/06/2025	80,752	£27.1400	£26.8300	£26.9805	BATS (BXE)	GBP
23/06/2025	499,049	€31.8950	€31.5050	€31.6728	XAMS	EUR
23/06/2025	245,795	€31.8950	€31.5050	€31.6733	CBOE DXE	EUR
23/06/2025	42,156	€31.8550	€31.6100	€31.7433	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 23 (https://ml-eu.globenewswire.com/Resource/Download/597014aa-8ba3-4f4a-9db1-30720691b51b)

Transaction in Own Shares

24 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 24 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/06/2025	1,333,977	£26.1600	£25.5450	£25.9394	LSE	GBP
24/06/2025	186,834	£26.1600	£25.6550	£25.9442	BATS (BXE)	GBP
24/06/2025	184,189	£26.1600	£25.6400	£25.9586	Chi-X (CXE)	GBP
24/06/2025	1,208,195	€30.8050	€30.0450	€30.5359	XAMS	EUR
24/06/2025	337,173	€30.8250	€30.1050	€30.5489	CBOE DXE	EUR
24/06/2025	44,632	€30.7950	€30.0650	€30.5364	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 24 (https://ml-eu.globenewswire.com/Resource/Download/bc89e8fc-b6f9-46a1-8ac9-4e4883b3bad4)

Transaction in Own Shares

25 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 25 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
25/06/2025	858,815	£26.0200	£25.5850	£25.7661	LSE	GBP
25/06/2025	193,372	£26.0200	£25.5850	£25.7716	Chi-X (CXE)	GBP
25/06/2025	107,813	£26.0200	£25.6000	£25.8510	BATS (BXE)	GBP
25/06/2025	749,034	€30.6650	€30.1150	€30.3359	XAMS	EUR
25/06/2025	359,433	€30.6650	€30.1100	€30.3429	CBOE DXE	EUR
25/06/2025	46,533	€30.6550	€30.1800	€30.5381	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 25 (https://ml-eu.globenewswire.com/Resource/Download/d8eb5e44-c6b4-4ac3-b55a-1f7ae5193016)

Transaction in Own Shares

26 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 26 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
26/06/2025	531,816	£25.9150	£25.5950	£25.7407	LSE	GBP
26/06/2025	138,093	£25.9200	£25.5950	£25.7574	Chi-X (CXE)	GBP
26/06/2025	95,091	£25.9150	£25.6050	£25.7656	BATS (BXE)	GBP
26/06/2025	463,177	€30.5000	€30.1150	€30.3011	XAMS	EUR
26/06/2025	205,002	€30.4900	€30.1300	€30.2890	CBOE DXE	EUR
26/06/2025	46,821	€30.4700	€30.1750	€30.2835	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 26 (https://ml-eu.globenewswire.com/Resource/Download/ed9c8908-1876-4a35-98eb-82b93cd6c333)

Transaction in Own Shares

27 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 27 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/06/2025	502,405	£25.9300	£25.7650	£25.8380	LSE	GBP
27/06/2025	148,441	£25.9250	£25.7700	£25.8397	Chi-X (CXE)	GBP
27/06/2025	109,154	£25.9150	£25.7700	£25.8288	BATS (BXE)	GBP
27/06/2025	481,017	€30.4700	€30.2800	€30.3986	XAMS	EUR
27/06/2025	221,978	€30.4700	€30.2800	€30.3956	CBOE DXE	EUR
27/06/2025	47,005	€30.4450	€30.3650	€30.3995	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 27 (https://ml-eu.globenewswire.com/Resource/Download/77fe63f0-c4f7-4ab5-a553-16025a08054f)

Transaction in Own Shares

30 June, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 30 June, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
30/06/2025	802,539	£25.9050	£25.5550	£25.6880	LSE	GBP
30/06/2025	167,459	£25.9050	£25.5550	£25.6856	Chi-X (CXE)	GBP
30/06/2025	109,002	£25.9050	£25.5600	£25.6868	BATS (BXE)	GBP
30/06/2025	690,783	€30.4200	€29.9800	€30.1648	XAMS	EUR
30/06/2025	342,495	€30.4150	€29.9800	€30.1139	CBOE DXE	EUR
30/06/2025	46,722	€30.4200	€30.0500	€30.2571	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 06 30 (https://ml-eu.globenewswire.com/Resource/Download/130c1164-c6d4-4f50-ab0b-2d6c60eee5e9)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: July 1, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary